UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Cooley LLP

55 Hudson Yards

New York, New York 10001-2157

Telephone: (212) 479-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 81684M 104	Page 1 of 6

SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS
WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A/ DTD 10/23/2006
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 411,134 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 411,134 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,134 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14.	TYPE OF REPORTING PERSON* OO

* Based upon an aggregate of 6,527,916 shares of the Issuer’s (as defined below) common stock outstanding as of November 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2019.

CUSIP No. 81684M 104	Page 2 of 6

SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS
WILLIAM H.C. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,311,134 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,311,134 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,134 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%*
14.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,527,916 shares of the Issuer’s (as defined below) common stock outstanding as of November 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2019.

CUSIP No. 81684M 104	Page 3 of 6

SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS
DIANA SHON CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,311,134 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,311,134 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,134 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%*
14.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,527,916 shares of the Issuer’s (as defined below) common stock outstanding as of November 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2019.

CUSIP No. 81684M 104	Page 4 of 6

Item 1. Security and Issuer

The equity securities covered by this Schedule 13D (Amendment No. 8) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 911 Bern Court, Suite 110, San Jose, CA 95112.

Item 2. Identity and Background

This statement is filed jointly by William H.C. Chang, a U.S. citizen (“Mr. Chang”), Diana Shon Chang (“Mrs. Chang”) and the Chang Family Trust, a California living revocable trust (the “Trust”) of which Mr. and Mrs. Chang are co-Trustees. Mr. Chang, Mrs. Chang and the Trust are hereinafter collectively referred to as, the “Reporting Persons”). The Reporting Persons’ business address is 520 El Camino Real, 9th Floor, San Mateo, CA 94402. Mr. Chang’s present principal occupation is serving as Chief Executive Officer of Westlake Development Company and Chairman of Westlake International Group. Mrs. Chang’s present principal occupation is consultant.

The Reporting Persons have not during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

This Amendment is being filed to report the August 20, 2019 transmutation of an aggregate 600,000 shares of the Issuer’s common stock held of record by the Trust, following which 300,000 shares held of record by the Trust were deemed to be for the sole and separate benefit of Mr. Chang, and 300,000 shares of which were deemed to be for the sole and separate benefit of Mrs. Chang. On September 3, 2019, the Trust contributed such 600,000 shares, to six separate grantor retained annuity trusts (“GRATs”), 100,000 shares each, for which Mrs. Chang acts as sole Trustee of three GRATs and retained sole voting and dispositive power as to 300,000 shares, and for which Mr. Chang acts as sole Trustee of three GRATs and retained sole voting and dispositive power as to 300,000 shares. On October 8, 2019, an additional 300,000 shares of the Issuer’s common stock held of record by the Trust were transmuted in the same manner, following which 150,000 shares held of record by the Trust were deemed to be for the sole and separate benefit of Mr. Chang, and 150,000 shares of which were deemed to be for the sole and separate benefit of Mrs. Chang. On October 9, 2019, the Trust contributed such 300,000 shares, to six separate GRATs, 50,000 shares each, for which Mrs. Chang acts as sole Trustee of three GRATs and retained sole voting and dispositive power as to 150,000 shares, and for which Mr. Chang acts as sole Trustee of three GRATs and retained sole voting and dispositive power as to 150,000 shares.

Item 5. Interest in Securities of the Issuer.

Following the contributions to the GRATs as described above, the Trust is the beneficial owner of an aggregate of 411,134 shares of the Issuer’s common stock (approximately 6.3% based on 6,527,916 shares issued and outstanding on November 1, 2019). Mr. and Mrs. Chang share voting and investment control over the shares held by the Trust, as co-Trustees of the Trust. Each of Mr. and Mrs. Chang is the beneficial owner of an aggregate of 1,311,134 shares of the Issuer’s common stock (approximately 20.1% based on 6,527,916 shares issued and outstanding on November 1, 2019), which for each represents (i) the 411,134 shares held of record by the Trust, and for which they share voting and investment control as co-Trustees of the Trust, (ii) 450,000 shares held in six GRATs for which he or she acts as sole Trustee and has voting and investment control, and (iii) 450,000 shares held in six GRATs for which his or her spouse acts as Trustee and for which he or she is deemed to share voting and investment control with such spouse.

The Reporting Persons have not effected any other transactions in the Issuer’s common stock during the 60 days prior to the date of this Schedule 13D (Amendment No. 8).

CUSIP No. 81684M 104	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

CUSIP No. 81684M 104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2019

/s/ William H.C. Chang
William H.C. Chang

/s/ Diana Shon Chang
Diana Shon Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, co-Trustee

/s/ Diana Shon Chang
Diana Shon Chang, co-Trustee

EXHIBIT A

We, the undersigned, hereby express our agreement that the attached Schedule 13D, Amendment No. 8 is filed on behalf of each of us.

Dated: November 14, 2019

/s/ William H.C. Chang
William H.C. Chang

/s/ Diana Shon Chang
Diana Shon Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, co-Trustee

/s/ Diana Shon Chang
Diana Shon Chang, co-Trustee